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                              April 28, 2023

       Kenneth Mantel
       Partner
       Olshan Frome Wolosky LLP
       1325 Avenue of the Americas
       New York, NY 10019

                                                        Re: Mind Medicine
(MindMed) Inc.
                                                            Preliminary Proxy
Statement filed by FCM MM Holdings, LLC et al.
                                                            Filed April 20,
2023
                                                            File No. 001-40360

       Dear Kenneth Mantel:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

               After reviewing your response to these comments, we may have additional comments.
       All terms have the same meaning as in your materials.

       Preliminary Proxy Statement filed on April 20, 2023

       General

   1. We note the press release issued August 11, 2022, available at mindmed.zone, that states
                                                        "FCM is managed by Dr.
Scott Freeman and represents an investment of 5.6% of
                                                        MindMed's shares
outstanding." See also the September 28, 2022 press release. A
                                                        Schedule 13D does not
appear to have been filed by FCM. Rule 13d-1(a) of Regulation
                                                        13D-G requires the
filing of a Schedule 13D within 10 days after the acquisition of more than five percent of a
class of equity securities specified in Rule 13d-1(i). Please advise us as to how FCM
complied with the requirements of Rule 13d-1(a).
       Cover Page

   2. We note the disclosure here and elsewhere that the "latest dated proxy is the only one that will be counted."
Please clarify that the proxy must be received by the cut-off time and
 Kenneth Mantel
FirstName   LastNameKenneth
Olshan Frome    Wolosky LLP Mantel
Comapany
April       NameOlshan Frome Wolosky LLP
       28, 2023
April 228, 2023 Page 2
Page
FirstName LastName
         date for revoking proxies as disclosed in the Company's proxy statement.
Reasons for the Solicitation, page 11

3. Please explain the specific actions your nominees will take if elected to the board.
         Specifically, describe the actions to be taken to "Put MindMed on a Path Forward to
         Succeed in Clinical Trials and Unleash Significant Value Creation" and to "[hold]
         management accountable in efficiently and safely bringing new drugs to market and creating durable value for shareholders."
Voting and Proxy Procedures, page 26

4. We note that a shareholder can appoint a person to act on their behalf by striking out the name on the BLUE card and "inserting the name of the person to be appointed as proxyholder in the blank box provided on the BLUE" card. Please revise or clarify, as there does not appear to be a blank box on the card.
Votes Required for Approval, page 28

5. Please revise the disclosure regarding the effect of abstentions on the Ratification of
         Independent Registered Public Accounting Firm, as page 11 of the Company's Proxy
         Statement notes that abstentions will have no effect.
Additional Participant Information, page 30

6. Please disclose the status of Savant Holdings's and Savant Addiction's liquidation and any entitlement that the Savant Parties have to the Company shares held by Savant Holdings.
         Additionally, please disclose further details surrounding the dispute between Dr. Freeman and Savant Holdings regarding the "up to five million common shares," and whether any of the Savant Parties are also entitled to such shares.
7. We note that FCM Holdings entered into a Proxy Coordination Agreement with William
         Boulanger, Barry Freeman, Gemma Freeman, Stephen Kuehne, Christina Landaw, Mr.
         Terrence Boardman & Mrs. Margaret Boardman JT TEN, the John Scharffenberger Trust
         dated August 30, 2011, Revocable Trust Mendocino County CA and the Robert Lee
         Douglas Revocable Trust, in which each party granted FCM Holdings sole authority to vote or dispose of all common shares held or subsequently acquired. Please explain why these parties have not been included as participants in this solicitation. See Instruction 3 to Item 4 of Schedule 14A.
8. We note the disclosure on page 31 regarding the call option contracts sold by Dr. Freeman and Mr. Freeman. Please disclose the counterparties to such contracts and additional detail regarding them. See Item 5(b)(1)(viii) of Schedule 14A.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Kenneth Mantel
Olshan Frome Wolosky LLP
April 28, 2023
Page 3

       Please direct any questions to Michael Killoy at (202) 551-7576 or David Plattner at
(202) 551-8094.



FirstName LastNameKenneth Mantel                           Sincerely,
Comapany NameOlshan Frome Wolosky LLP
                                                           Division of
Corporation Finance
April 28, 2023 Page 3                                      Office of Mergers &
Acquisitions
FirstName LastName